Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

April 24, 2007

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon

RE:	Semoran Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-140768, filed February 16, 2007; SEC's comment letter dated March 20, 2007 (the "Comment Letter")

Ladies and Gentlemen:

            In response to the matters raised in the Comment Letter, by way of background, note the following changes in the structure of the offering and business affairs of the registrant effected since the filing of the Registration Statement:

A.     The completion of the offering and the release of proceeds from escrow will now be contingent on the receipt by the registrant of all final (rather than conditional) approvals. Also, the projected date of opening the bank has been extended to September 30, 2007, and a new initial banking location has been secured.

B.     The organizer advances have been converted into shares of a newly-created Series A Preferred Stock, redeemable at a value corresponding to the amount of advances if and only if the offering is successful.

C.     The structure of the organizational, pre-opening and offering expenses to be incurred in connection with the offering has been revised. Specifically, primarily because the three executive officers have relinquished the right to receive an aggregate of $235,000 in cash bonuses, the total projected organizational and pre-opening expenses have now been estimated at $989,981 instead of the original $1,130,000.

D.     All three warrant agreements have been revised to reflect the fact that the warrants may not be exercised in a cashless exercise or in the absence of an effective registration statement and updated prospectus.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:	Semoran Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-140768, filed February 16, 2007; SEC's comment letter dated March 20, 2007 (the "Comment Letter")
April 24, 2007		Page 2

          The following responses to the matters raised in the Comment Letter reflect those changes as well as the other revisions designed to address such maters. The page references are to the version of Amendment No. 1 as filed.

1.	The reference has been corrected throughout the Registration Statement. The description of the services is contained in the last sentence of the relevant paragraph on page 9.
2.	See the reference to $616,103 in the middle of the last full paragraph (under the heading "Benefits of the Offering to Organizers and Management") on page 9.
3.	The estimated offering expenses have been fixed at $176,000. See also page II-1 in Part II of the Registration Statement.
4.	See revised fee table and footnotes.
5.	See appropriate revisions on the cover page of the prospectus.
6.	See revised table and footnote on the cover page of the prospectus.
7.	See footnote on the page containing the map.
8.	These references have been corrected throughout the Registration Statement.
9.	See the two sentences inserted into the fifth full paragraph on page 2.
10. and 11.

See revised disclosure in the first paragraph under the heading "Benefits of the Offering to Organizers and Management" on page 4. In light of the changes described in paragraph C above, no disclosure about the one-time bonus is required. See also the reference to the foregoing of the bonuses on pages 38, 39 and 40.

12.	See the disclosure in the new third full paragraph on page 25.
13.	See disclosure on pages 8 and 9 which were revised and moved from prior page 7.
14.	See disclosure and corrected amounts in the table on page 34.
15.	See revised preamble to the Risk Factors on page 9.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:	Semoran Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-140768, filed February 16, 2007; SEC's comment letter dated March 20, 2007 (the "Comment Letter")
April 24, 2007		Page 3

16.

See the new risk factors on pages 11 and 12, the first one responding to the comment No. 16 and the other two dealing with the risk of losing the warrants if an effective registration statement is not available.

17. and 19.

In light of the change described in Paragraph A above, there is not longer a risk that liquidation will occur because the final regulatory approvals are not forthcoming after release of proceeds from escrow.

18.	See revision on page 16.
20.

As emphasized wherever Director Warrants are discussed, the number of Director Warrants depends solely on the number of shares the directors themselves purchase in the offering. This rule applies whether or not the minimum number of shares is sold in the offering or more than such minimum. It is true that if the total number of shares sold in the offering exceeds the 1,250,000 minimum and the directors actually purchase some of those excess shares (up to 29% of such excess), they will receive additional Director Warrants. However, no additional Director Warrants will be available if the directors do not purchase additional shares. By way of illustration, if the total number of shares sold is 1,350,000 or 100,000 in excess of the minimum, the additional Director Warrants would be available as follows:

		If the directors do not purchase any of such 100,000 shares	If the directors purchase 10,000 of any such 100,000 shares	If the directors purchase 29,000 (29%) of any such 100,000 shares	If the directors purchase all of such 100,000 shares
	Number of additional Director Warrants	-0-	10,000	29,000	29,000

In other words, there is no direct correlation between the total shares sold in the offering and the number of Director Warrants granted. In any event, the last sentence in the first paragraph on prior page 9 has been removed as an incorrect characterization of the circumstances surrounding the grant of Director Warrants. In summary, it is submitted that Rule 3a4-1 does apply in this case similarly to all other cases involving self underwritten offerings by bank holding companies where the typical FDIC-sanctioned warrants are present.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:	Semoran Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-140768, filed February 16, 2007; SEC's comment letter dated March 20, 2007 (the "Comment Letter")
April 24, 2007		Page 4

21.	Messrs. Bass and Lacey will not be involved in the offering. See the parenthetical disclosure in the first line of the first paragraph under the heading "General" on page 18.
22.	The disclosure about the Main Site and the registrant's plans in connection therewith have been uniformly revised on pages 1, 9, 20 and 33.
23.

As described in detail in connection with use of proceeds on pages 6, 7, 19, 20 and 21, amounts that will have been spent by Semoran on behalf of the Bank, $2,743,827 in the aggregate, will be reimbursed by the Bank to Semoran simultaneously with Semoran's contribution of the $10,750,000 (minimum) of the net proceeds to the Bank and out of such contribution. In other words, in case of the minimum offering, Semoran will have its own $1,574,000 ($12,500,000 - 176,000 - 10,750,000) remaining proceeds as well as the $2,743,827 reimbursable by the Bank (for a total of $4,317,827) to redeem the $810,000 in Series A Preferred Stock, repay the $750,000 line of credit and repay the $1,521,000 land loan (for a total of $3,081,000).

24.	See new column in the table on page 34.
25. -29. and 31.

The disclosure regarding the only two named executive officers, as defined in Item 402(a)(2) of Regulation SB, has been revised to respond to matters raised in comments 25, 26, 27, 28, 29 and 31. Specifically:

  With respect to comment 25, see last full paragraph on page 37;

  With respect to comment 26, see revised Summary Compensation Table on page 38;

  With respect to comment 27, see the disclosure in the second full paragraph on page 40;

  With respect to comment 28, see sentences inserted in the paragraphs describing the terms of the Amended and Restated Consulting Agreements for Messrs. Weber and MacDiarmid on pages 38 and 39; and

  With respect to comments 29 and 31, see the disclosure in the last two sentences of the fourth full paragraph (under the heading "Stock Incentive Plan - General") on page 40.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:	Semoran Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-140768, filed February 16, 2007; SEC's comment letter dated March 20, 2007 (the "Comment Letter")
April 24, 2007		Page 5

30.	See explanation under paragraph 20 above.
32.	The three warrant agreements have been revised to preclude cashless exercises as well as exercise while an effective registration statement is not present and an updated prospectus is not available.
34.	See corrected amounts on page F-4.
35.	See new last paragraph under note 7 on page F-11.
36.	See disclosure in new note 9 on pages F-11 and F-12.
37.	See disclosure in the first half of paragraph on page F-12, note 9.
38.	The erroneous language has been corrected in the revised Shareholder Warrant Agreement.
39. and 40.	See revised legal opinion included as revised Exhibit 5.1

            We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Daniel D. Dinur Daniel D. Dinur

cc:	Christian Windsor Lloyd J. Weber